EXHIBIT 11

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                      Computation of Earnings Per Share

                                              Primary
                              -------------------------------------------
                               Three Months Ended     Nine Months Ended
                                 September 30,          September 30,
                              --------------------- ---------------------
                                 1995       1994       1995        1994
                                 ----       ----       ----        ----
Weighted average shares:
  Shares outstanding          12,367,386 12,359,037 12,367,386  12,233,974
  Estimated increase in shares
   outstanding (1)               702,313    710,662    702,313     860,492
  Less treasury stock         (2,395,295)(2,395,295)(2,395,295) (2,395,295)
  Net effect of dilutive
   warrants based on the
   treasury stock method         445,126    424,941    390,938     381,696
  Contingent issuance -
   Holders of FCI Notes (2)         -          -          -           -
                              ---------- ---------- ----------  ----------
  Total weighted average
   shares outstanding         11,119,530 11,099,345 11,065,342  11,080,867
                              ========== ========== ==========  ==========

  Net earnings                $3,254,000 $7,719,000 $6,038,000 $11,471,000
                              ========== ========== ========== ===========

  Earnings per share               $0.29      $0.70      $0.55       $1.04
                                   =====      =====      =====       =====

                Fully Diluted
 --------------------------------------------
  Three Months Ended     Nine Months Ended
    September 30,          September 30,
 -------------------   ---------------------
   1995       1994        1995       1994
   ----       ----        ----       ----

12,367,386 12,359,037 12,367,386 12,233,974

   702,313     710,662   702,313    860,492
(2,395,295)(2,395,295)(2,395,295)(2,395,295)


   505,625     424,941   505,625    416,000

   588,235     588,235   588,235    588,235
----------  ---------  ---------  ---------

11,768,264 11,687,580 11,768,264 11,703,406
========== ========== ========== ==========

$3,254,000 $7,719,000 $6,038,000 $11,471,000
========== ========== ========== ===========

     $0.28      $0.66      $0.51      $0.98
     =====      =====      =====      =====

  (1) In accordance with the terms of the plans of reorganization, the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the unsecured claims divided by $85
       million.        For  purposes   of   the  earnings   per  share
       computations, the estimated amount of shares to be issued, exclusive of the contingent issuance for the holders of the FCI Notes, totaled 13,069,699 at September 30, 1995.

  (2) In accordance with the terms of the plans of reorganization, Fairfield has reserved, but not issued, 588,235 shares of Common Stock for the benefit of the holders of the FCI Notes in the event the proceeds from the sale of the collateral securing the FCI Notes, or the value of any such collateral not sold, is insufficient to repay the FCI Notes.